Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a preliminary prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by holders located in the United States and for Endesa ADSs held by holders wherever located. At the appropriate time, Gas Natural will file a Statement on Schedule TO with the SEC. Holders of Endesa ADSs and U.S. holders of Endesa ordinary shares are urged to read the registration statement, the preliminary U.S. prospectus and the related exchange offer materials, the final U.S. prospectus and Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and security holders may obtain free copies of the registration statement, the preliminary U.S. prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Gas Natural or its duly designated agent.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that Gas Natural expects to send to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. The Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time that the registration statement becomes effective. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*         *         *

The following is a presentation by Gas Natural SDG, S.A. relating to its 2005 results and its offer by Gas Natural SDG for 100% of the share capital of Endesa.

2

1 March 2006

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States
Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a preliminary prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by holders located in the United States and for Endesa ADSs held by holders wherever located. At the appropriate time, Gas Natural will file a Statement on
Schedule TO with the SEC. Holders of Endesa ADSs and U.S. holders of Endesa ordinary shares are urged to read the registration statement, the preliminary U.S. prospectus and the related exchange offer materials, the final U.S. prospectus and Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and security holders may obtain free copies of the registration statement, th
e preliminary U.S. prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed wi th the SEC, at the SEC’s website at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Gas Natural or its duly designated agent.
This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that Gas Natural expects to send to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. The
Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to th
e time that the registration statement becomes effective. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to
Directive 2003/71/EC and Regulation (EC) No. 809/2004.
These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:
• management strategies;
• synergies and cost savings;
• integration of the businesses;
• market position;
• expected gas and electricity mix and volume increases;
• planned asset disposals and capital expenditures;
• net debt levels and EBITDA and earnings per share growth;
• dividend policy; and
• timing and benefits of the offer and the combined company.
These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-
looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.
Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.
These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.
This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.
Disclaimer and Important Legal Information

1. Gas Natural 2005 highlights 2. Analysis of 2005 results 3. 2006 outlook and conclusions 4. Regulatory update 5. Creating a leading, fully integrated, global energy group Agenda

Gas Natural 2005 highlights

New generation capacity additions and the adaptation of the electricity supply portfolio account for a significant increase in the contribution of the electricity business
Positive trends shown in 2005 expected to fully materialize in 2006, boosting growth and profitability
Delivering the targets set in our 2004-2008
Strategic Plan
Net profit grows by 16.7% to €749 million
Refocusing of the Spanish gas supply business in the context of the advances made towards the full liberalisation of the gas sector
Strong growth in the distribution business in Spain and internationally based on demand growth and efficiency gains
Note:     2005 figures are preliminary, unaudited and have not yet been formulated by GAS NATURAL’s Board of Directors

Market situation
Improved prospects for the gas supply
business in Spain
International gas
prices significantly
higher than regulated
tariff
Some competitors
reducing their
presence in the market
Regulated tariffs to
incorporate estimated
gas purchase prices
Tariffs for large
consumers removed, in
line with EU
requirements
Adapting the gas industrial
portfolio to new market
conditions (renewals and
new contracts)
Improving margins
Focusing on the profitability of the supply business
Liberalisation
developments
GAS NATURAL’s actions

2%
1%
1%
1%
1.0
1.5
2.0
2.5
3.0
3.5
Q1 Q2 Q3 Q4
CMP Henry Hub
Gas prices have increased substantially
in 2005
Source:     2005 ITC Orders 104/3321/4104, Ministry of Industry
Evolution of 2005 average prices (c€/kWh)
The gap has
sharply widened
in the second
half of 2005
Gas prices have stayed above regulated prices (CMP) throughout 2005
Some competitors are reducing their presence in the Spanish market

1.0
1.2
1.4
1.6
1.8
2.0
2.2
Jul-05 Oct-05 Jan-06
2005 CMP 2005 Spot Estimated 2006 Spot and others
Liberalised¹
20%
Recognition of estimated spot
purchases in the cost of gas
Moving towards the liberalisation of the
Spanish gas sector
Gas tariff (CMP)
Market liberalisation
1.47
1.77
2.02
+21%
+14%
Regulated
17%
Fully liberalised²
63%
2006
CMP
Source:     Gas Natural estimates. Data as of 31/12/05
Note:
1                 Can elect to switch back to regulated tariff
2                 Cannot elect to switch back to regulated tariff
Source:     2005 ITC Orders 104/3321/4104, Ministry of Industry
Removal of tariffs for customers
consuming > 100 GWh/year,
representing 63% of the market
Liberalisation (in volumes)

10.8
10.7
9.7
8.9
5.1
Q1 Q2 Q3 Q4 As of
Dec 2005
Adapting the gas portfolio to new market
conditions
107.7
103.7
100.3
98.3
Q1 Q2 Q3 Q4
2005 gas industrial portfolio
(TWh/y)
-14% yoy
GAS NATURAL average
tariff discounts (wholesale)
(%)
A significant part of our industrial contracts
expired by December, which has helped to
bring the average discount down by
year-end
Average contract length 12-18 months
Contract renewals and new contracts taking
into account current market conditions
Combined non-recurring margin and volume effect on
2005 EBITDA of over €180 million

Prices and tariffs
Improved prospects for the electricity
business in Spain
Pool prices have
doubled to 56 €/MWh
(average)
Implicit generation
cost in 2005 tariff of 32
€/MWh
Incumbents enjoy large
market power
Regulated suppliers to
recover tariff deficit
Suppliers to the
liberalised market bear
the difference
Adapting the supply
portfolio to new market
conditions
Long in generation
Supply portfolio management and new generation capacity
expected to boost electricity business contribution
Retail market GAS NATURAL’s actions
Government has
announced a
regulatory review

4.7
4.4
3.9
1.7
Q1 Q2 Q3 Q4
Adapting the electricity supply portfolio to
new market conditions
2005 electricity industrial portfolio
(TWh/y)
-65% yoy
2005 Spanish electricity prices
Source:    Bloomberg, BOE
(€/MWh)
25
30
35
40
45
50
55
60
65
1Q 2Q 3Q 4Q
Implicit tariff Pool price
~ 30 €/MWh

2004 2005
Cogen Wind CCGT
874
3,102
279
23 23
51
800
2,800
GAS NATURAL’s generation capacity in
Spain has more than tripled in 2005
Capacity build-out in line with our 2004-2008
Strategic Plan
2,000 MW of new CCGT capacity,
reaching 2,800 MW
Cartagena plant under final commissio-
ning in late December (no EBITDA
contribution in 2005)
Wind installed capacity boosted by the
acquisition of DERSA (228 MW)
Additional portfolio in advanced stage of
planning and development
CCGT portfolio in various stages of
permitting and development remain in
line with 2004-2008 Strategic Plan to
allow us to reach 4,800 MW by 2008
1,200 MW of gross wind capacity under
development
Installed Capacity (MW)
3.5x
New CCGTs:
Arrúbal
(800 MW)
Cartagena
(1,200 MW)
DERSA
(228 MW)

2004 2005 Force Majeure
Qatar
Commercial
losses2
EBITDA excl. non
recurring³
4.5x
2.0x
2005 electricity results have been affected
by non-recurring items
Q4 05 generation output reduced due to force majeure
in Qatar
Portfolio adaptation intended to eliminate commercial shortfall in 2006
44
90
~ 40
~ 70 ~ 200
Spain electricity EBITDA (€m)
Note:
1          Preliminary unaudited 2005 figures not yet formulated by GAS NATURAL’s Board of Directors
2          Commercial losses attributable to portfolio restructured during 2005. Non-recurring going forward
3          Does not include Cartagena CCGT contribution nor first quarter contribution from DERSA (acquired in April 2005)
EBITDA doubled despite non-recurring items of ~ €110 million
EBITDA EBITDA EBITDA¹

(+7.3%) (+5.6%)
809 877 928 996 1,052
4
Spanish gas distribution business continues
to grow at a steady pace
Stable regulatory regime, allowing for target gas network growth and liberalisation of the sector
5.1 million connections and 39,611 Km of network, penetration¹
of 47%
EBITDA of €778 million (+7.7%)²
Penetration¹
54%
Penetration¹
42%
Network growth (thousand connection points)
Regulated Remuneration
to Distribution (€m)
2008 2003
(+8.4%) (+5.8%)
Note:
1 Based on potential households in municipalities with natural gas
2 Preliminary unaudited 2005 figures not yet formulated by GAS NATURAL’s Board of Directors
3        Target as per GAS NATURAL 2004-2008 Strategic Plan
4        For 2006
Dec 02 2005 06-08E 2004
4,174
+308
(+7.4%)
+326
(+7.3%)
+325
(+6.8%)
5,134
~6,200
+350 p.a.
2003 Dec 05 Dec 08
3
3

1,436
1,586
1,725
1,834
602
1,979
906
2001 2002 2003 2004 2005
LatAm Italy
+8.3% CAGR
65
73
83
97
Q1 Q2 Q3 Q4
+39% yoy
International gas distribution contributes
to growth
LatAm: accelerating growth
throughout the year
Italy: consolidating our presence
6.5% demand growth in 2005
4.8 million connections (+5.6%) and
56,763km of network
EBITDA increased by €89 million
(+39%)¹
288,000 connections (+14.3%) and
3,776km of network
Consolidation of Smedigas Group
and Nettis Group
EBITDA of €27 million (+14.2%)¹
2005 LatAm EBITDA (€m)¹ 2001 – 2005 customers per employee
+50.5%
Note:
1 Preliminary unaudited 2005 figures not yet formulated by GAS NATURAL’s Board of Directors

Note:
1   2004 and 2005 figures under IFRS. Preliminary unaudited 2005 figures not yet formulated by GAS NATURAL’s Board of
Directors
FY05
Net Sales
EBITDA
Operating Income
Net Income
Average no. of Shares (million)
EBITDA per Share (€)
Net Income per Share (€)
Investments:
Tangible & Intangible
Financial & Other
Net Debt (as of 31/12)
8,526.6
1,518.8
968.6
749.2
447.8
3.39
1.67
1,483.7
1,188.0
295.7
3,615.2
FY04
6,266.2
1,335.3
861.6
642.0
447.8
2.98
1.43
1,503.5
1,008.8
494.7
2,649.6
36.1
13.7
12.4
16.7
-
13.7
16.7
-1.3
17.8
-40.2
36.4
Change (%)
FY05 results snapshot¹
Strong financial performance, in line with 2004-2008
Strategic Plan, despite difficult operating and market
conditions
(€ million)

3,677
1,627
1,869
2,650
3,615
2001 2002 2003 2004 2005
Leverage 49.0%       28.0%       29.3%       35.6%       38.5%
2005 2004
Leverage ²
38.5% 35.6%
EBITDA/Net Interest
6.9x 8.7x
Net Debt/EBITDA 2.4x 2.0x
Financial ratios
Net Debt and leverage
Debt facilities
as of December 31, 2005³
Lines of Credit
Loans
Capital Markets
Cash Placements
Total
539
2,696
581
-
3,816
648
-
2,450
201
3,299
Drawn Undrawn
Note:
1   2004 and 2005 figures under IFRS. 2004 and 2005 figures under IFRS. Preliminary unaudited 2005 figures not yet  formulated by GAS NATURAL’s Board of  Directors
2   Defined as Net Debt / (Net Debt + Total Equity)
3   Does not include any financing in relation to the offer for Endesa
FY05 results snapshot¹
Solid capital structure
(€ million)

Sustained increase in shareholder remuneration via
higher dividend
FY05 results snapshot¹
Dividend per share²
0.33
0.40
0.60
0.71
0.84
2001 2002 2003 2004 2005
(€ / share)
Payout Ratio
²
+26.3% CAGR
26.0
22.2
47.3
49.5 50.2
2001 2002 2003 2004 2005
Above the commitment made in our Strategy Plan 2004 - 2008
+18.3%
Note:
1 2004 and 2005 figures under IFRS. Preliminary unaudited 2005 figures not yet  formulated  by GAS NATURAL’s Board of  Directors
2          Financial year of results against which dividends are declared
3 Estimated, pending the formulation of the Annual Accounts by the Board of Directors and its approval by the AGM
(%)
3
3

Analysis of 2005 results

(€ million)
FY04
Gas Distribution
Spain
LatAm
Italy
Electricity
Spain
Puerto Rico
Gas Supply
Up + Midstream
Wholesale & Retail
Other
Total EBITDA
973.9
722.2
227.8
23.9
98.1
44.3
53.8
251.4
144.4
107.0
11.9
1,335.3
FY05
1,121.8
777.8
316.7
27.3
152.0
89.8
62.2
236.8
175.6
61.2
8.2
1,518.8
15.2
7.7
39.0
14.2
54.9
102.7
15.6
-5.8
21.6
-42.8
-31.1
13.7
%
Double-digit EBITDA growth in line with
2004 – 2008 Strategic Plan
EBITDA breakdown¹
147.9
55.6
88.9
3.4
53.9
45.5
8.4
-14.6
31.2
-45.8
-3.7
183.5
(€m)
Change
Note:
1 Preliminary unaudited 2005 figures not yet  formulated  by GAS NATURAL’s Board of  Directors

52%
38%
4%
6%
Distribution Electricity Gas Other
By Activity
Investments set basis for future
profit growth
Investments (Tangible & Intangible)
(€ million)
FY05 FY04
Gas Distribution
Spain
LatAm
Italy
Electricity
Spain
Puerto Rico
Gas Supply
Up + Midstream
Wholesale & Retail
Other
Total
618.8
354.2
196.8
67.8
450.9
447.1
3.8
43.4
27.1
16.3
74.9
1,188.0
523.6
369.3
127.4
26.9
381.6
375.6
6.0
41.5
32.6
8.9
62.1
1,008.8
82% of Investments
in Euro
Investments breakdown¹
Note:
1 Preliminary unaudited 2005 figures not yet  formulated  by GAS NATURAL’s Board of  Directors

Gas distribution in Spain
Operating figures
TPA increase by +14.7% as a result of increased liberalisation
Regulated sales fell less than expected due to the higher than usual sales to conventional thermal generation
51,449
177,505
51,121
203,653
FY04 FY05
Tariff Sales (GWh) TPA Sales (GWh)
-0.6%
+14.7%
FY05 results analysis by activity¹
Historical EBITDA (€m)
+5.5%
37,534
39,611
228,954
254,774
Network (km)
+8.6% CAGR
EBITDA has been consistently growing by over €50 million per annum
Note:
1 Preliminary unaudited 2005 figures not yet  formulated  by GAS NATURAL’s Board of  Directors
660
177,505
722
203,653
778
FY03 FY04 FY05

Argentina Brazil Colombia Mexico
€79.7m
(+20.0%)
4,505
4,757
FY04 FY05
Connections (thousands)
High growth in sales in Brazil (+16.2%) and Colombia (+14.9%) in  all segments
Argentina confirms recovery path: Q4 sales grew by +10.7%
Mexico shows resilient sales growth (+5.6%) despite US-linked gas prices
Network (km)
+5.6%
FY05 results analysis by activity¹
Operating figures
Gas distribution in LatAm
+6.5%
155,346
165,408
+4.9%
54,120
56,763
2005 EBITDA contribution and
growth by country
(Total €316.7 million)
Gas sales (GWh)
€35.4m
(-2.5%)
€86.6m
(+42.1%)
€115.0m
(+79.1%)
Very significant and balanced EBITDA growth of €89 million (+39%)
Note:
1 Preliminary unaudited 2005 figures not yet  formulated  by GAS NATURAL’s Board of  Directors

FY05 results analysis by activity¹
Electricity
Electricity production in Spain
(GWh)
Electricity production³
in Puerto Rico
(GWh)
118% coverage of supply in Spain²
4% market share in electricity
generation
5,672
8,234
FY04 FY05
Cogeneration Wind CCGT
5,802
8,904
+45.2%
528
142
24
106
Puerto Rico production increased
as a result of higher load factor in
2005 (over 70%)
Note:
1   Preliminary unaudited 2005 figures not yet formulated by GAS NATURAL’s Board of  Directors
2   Defined as total electricity generated by CCGT plants divided by total electricity commercialised
3   Attributable to GAS NATURAL
1,470
1,562
FY04 FY05
+6.3%
+53.5%
EBITDA of €152 million (+54.9%)

FY05 results analysis by activity¹
Up + Midstream
Considering potential participation in other Up + Midstream projects
Significant increase in EMPL contribution
due to higher volume transported: 145,923
GWh (+26.2%)
Midstream JV established during 2005
Gassi Touil project in full development
phase
Note:
1   Preliminary unaudited 2005 figures not yet  formulated by GAS NATURAL’s Board of  Directors
2   Data for total project
EMPL
MIDSTREAM JV
GASSI TOUIL²
Gassi Touil Project Overview
Approx. reserves of 170 bcm for train 1
Production
~ 5.6 bcm LNG per year
~ 38,000 barrels/day
Second train optional
First LNG cargo expected in 4Q 2009
Arzew
Gassi Touil
– R.Nouss
Gassi Chergui

1.7 million eligible residential
gas customers
Commercial network: 877 points of sale (own, franchised and
associated)
GAS NATURAL continues to enjoy the benefits of a strong and
well-established brand all over Spain
1.3 million maintenance
contracts
1.47 contracts per customer as of December 31, 2005, in line with
2004-2008 Strategic Plan (plan calls for >2 contracts per customer by 2008)
0.5 million residential electricity
customers
83% residential gas customers
retained
FY05 results analysis by activity¹
Multiproduct Offer in Spain
Note:
1   Preliminary unaudited 2005 figures not yet  formulated by GAS NATURAL’s Board of  Directors

2006 outlook and conclusions

Distribution business expected to continue to deliver solid growth on the back of remuneration increases and positive developments in
LatAm
2006 outlook
Positive trends shown in 2005 expected to improve
GAS NATURAL’s profitability in 2006
Significant growth expected in the main business areas
Improved gas procurement mix and new conditions in the gas supply market in Spain expected to have a significant effect in 2006
Profitability of the generation business expected to be boosted by addition of Cartagena CCGT and new very competitive gas intake

Gas procurement and supply optimization
Combined 2005 non-recurring negative effect of over €180 million, plus additional potential growth
Gas shortages expected to continue to
affect international gas markets
New attractive gas contract from
Qatar
2006 regulated
tariff incorporates
effects of expected
gas prices
Gas industrial
portfolio to
continue to adjust
to new market
conditions
Prices set at early 2000
1 bcm/year, free destination,
low correlation to commodity
prices

27
606
57
1,155
Jan-05 Jan-06
Wind CCGT
Cartagena is the largest CCGT gas plant
in Spain (estimated peninsular market
share of 3.5%), with an efficiency rate of
57%
Very competitive gas from Trinidad
1.6 bcm/year, indexed to pool prices
Full year contribution of DERSA
(acquired in April 05), and additional
capacity of >40MW in 2006
Coverage of supply estimated at 465% in
2006 ¹
2005 non-recurring effects and
restructuring of supply portfolio resulted
in over €110 million of commercial losses
Electricity in Spain
Significant increase in profitability
Production in January
(GWh)
74.8 €/MWh
Pool
Price²
43.2 €/MWh
633
1,212
1.7x
Note:
1        Defined as total electricity generated by CCGT plants divided by total electricity commercialised
2        Average monthly price. Source: Bloomberg
Competitive gas cost, increase in production and restructured supply portfolio expected to have a material impact on EBITDA
1.9x

2005 2008E
LatAm Italy
5.1
6.2
2005 2008E
Distribution
Gas connections in Spain (mill.)
+22%
International gas connections (mill.)
Volume growth expected to continue
2005 trend
Distribution tariffs in Argentina to grow over
20% ending effect of pesification
Focus on portfolio profitability in Mexico
Business activity and related EBITDA in 2006
expected to grow in line with 2005
Solid growth profile
6.6
5.0
2006 Spanish gas remuneration
increased 5.6% to €1,052 million
Future EBITDA growth expected at
levels similar to historical
remuneration growth
+32%
4.8 5.9
0.7
0.3
1
1
Note:
1       GAS NATURAL 2004-2008 Strategic Plan
Distribution EBITDA has grown above €130 million per annum since 2003

Conclusions
Strong financial performance in 2005 despite
difficult operating conditions and market
environment
We continue to deliver above the targets set in our
2004-2008 Strategic Plan
Double-digit growth in EBITDA, Net Income, and
dividend based on cash generation
Positive trends shown in 2005 expected to
materialize in 2006, boosting growth and
profitability

Regulatory update

New legislation has been passed to address
some of the challenges of the Spanish
electricity sector
Incumbents enjoy significant market power
Pool prices do not reflect the cost of generation
As a result, a large tariff deficit is being generated
Lack of transparency and limited progress in sector liberalization
Discrimination against new entrants in the liberalised market (non-
recognition of tariff deficit)
Lack of effective supervisory powers for the CNE
Measures adopted
New market rules aimed at eliminating tariff deficit
Increase transparency and fully liberalize market
Provide more supervisory powers to the CNE
1
2
3
According to the White Book and the Ministry of Industry:

Legislation to correct the tariff deficit problem
Royal Decree Law 3/2006
Incumbents
(vertically integrated generators)
Special
Regime
GN /
others
POOL
Regulated market (2/3) Liberalised market (1/3)
€56 / MWh
€38 / MWh¹
Tariff
deficit
generated
(€3.6bn)
POOL
€42.35 / MWh
Sales to the
regulated
market now
receive a
price of
€42.35²
Incumbents
(vertically integrated generators)
Special
Regime
GN /
others
Regulated market (2/3) Liberalised market (1/3)
Linked to
Tariff
2005
2006
following
new
regulation³
Notes:
1        Average implicit price of purchases by distributors
2        Technically electricity continues to be sold through the pool, although the matching mechanism is similar to a physical bilateral contract
3        Pending OMEL rules and mechanisms to be defined from 3/3/06
Market prices of CO2
rights received for free
will be discounted from:
tariff deficit, from
1/1/06 to 3/3/06 (for
incumbents only)
pool prices, from
3/3/06 onwards for
everybody
Linked to
Tariff

Increase transparency and market liberalisation
Regulated tariffs to disappear by 2011
Legal and functional separation of distribution and
commercialization
Creation of the “Supplier of Last Resort”, appointed by the
Government, to commercialize electricity to certain domestic and SME customers, as a guarantee of supply in a fully
liberalised market
Creation of a “Supplier Switching Office” to increase data
transparency and facilitate effective competition
Creation of an Energy System Technical Management
Oversight Committee to ensure security of supply
Draft law to reform the electricity market, adapting EU
directives into Spanish law
Key
measures
adopted
End of transitory period by 2011

Moving forward to complete gas sector
liberalisation
Regulated tariffs to disappear by 2008
Legal and functional separation of distribution and
commercialization
Creation of the “Supplier of Last Resort”, appointed by the
Government, to commercialize gas to certain domestic and
SME customers, as a guarantee of supply in a fully
liberalised market
Creation of a “Supplier Switching Office” to increase data
transparency and facilitate effective competition
Creation of an Energy System Technical Management
Oversight Committee to ensure security of supply
Draft law to reform the gas market, adapting EU
directives into Spanish law
Key
measures
adopted
Full liberalisation by 2008
Gas sector liberalisation is working – no need to apply structural changes

Provide more supervisory powers to the CNE
CNE must authorise transactions involving regulated
assets or assets subject to administrative oversight
(distribution and transportation, nuclear generation,
domestic coal generation, extrapeninsular, etc)
Authorisation can be denied to protect these activities
from significant risk, to protect the general public
interest, and to guarantee adequate gas and power
security of supply
In the case of a tender offer, the CNE must grant
authorisation before the offer can be cleared by the
CNMV
New CNE role to apply to all ongoing transactions
unless they have already been cleared by the CNE
Royal Decree Law 4/2006
New CNE
role in
acquisitions

Creating a leading, fully integrated, global energy group

Combined management of clients and networks
More flexible and competitive gas procurement
More balanced and competitive generation portfolio
Attractive business mix and investment profile
Global integrated energy leader in high-growth markets
Sizeable synergies
The Board of Directors has decided to move
forward with the offer for Endesa
A unique strategic, industrial and financial rationale

Thank you